299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

September 19, 2017

Tom Kluck

United States Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

Washington, D.C.  20549

Re:Secured Real Estate Income Strategies, LLC

Amendment No. 9 to Offering Statement on Form 1-A

Filed September 19, 2017

File No. 024-10623

Dear Mr. Kluck:

This letter is to inform you that Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC)(the “Company”) has filed Amendment No. 9 to its Offering Statement on Form 1-A (“Amendment”).  The Amendment contains all of the changes which were discussed with the Commission.

Based upon our discussions with the Commission, we are of the understanding that no further changes are required.  We as that the offering be qualified as soon as possible.  If possible, we would like to request a qualification date of September 21, 2017.  Please let us know if this is acceptable.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.